Exhibit 99.1

Bilibili Provides Update on Status Under Holding Foreign Companies Accountable Act

SHANGHAI, China, May 5, 2022 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today provides an update on the Company’s status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 4, 2022 U.S. Eastern Time, the U.S. Securities and Exchange Commission (the “SEC”) provisionally named the Company as a Commission-Identified Issuer under the HFCAA, following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”).

The Company understands the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, and this indicates that the SEC determines that the Company used an auditor whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (“PCAOB”) to issue the audit opinion for the Company’s financial statements included in the 2021 Form 20-F.

In accordance with the HFCAA, if the SEC determines that the Company filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the shares or American depositary shares (“ADSs”) of the Company from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

The Company’s ADSs, each representing one Class Z ordinary share, have been quoted on the Nasdaq Global Selected Market (the “Nasdaq”) system under the symbol “BILI” since March 2018. The Company’s Class Z ordinary shares have been listed on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the symbol “9626” since March 2021. The Company’s Class Z ordinary shares listed on the Hong Kong Stock Exchange and the Company’s ADSs quoted on the Nasdaq are mutually fungible. The Company will continue to comply with applicable laws and regulations in both China and the United States, and strive to maintain its listing status on both Nasdaq and the Hong Kong Stock Exchange.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of COVID-19, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the “Hong Kong Stock Exchange”, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com